ALPS Series Trust

1290 Broadway, Suite 1000

Denver, Colorado 80203

February 5, 2021

VIA EDGAR

Mr. John Grzeskiewicz
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ALPS Series Trust (the “Registrant”), on behalf of its series, Clarkston Founders Fund (the “Fund”); Registration Nos. 333-183945 and 811-22747

Dear Mr. Grzeskiewicz:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding Post-Effective Amendment No. 80 (“PEA 80”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. 81 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on December 15, 2020, with respect to the Clarkston Founders Fund.

In connection with this response letter, and on or around February 12, 2021, the Registrant anticipates filing, pursuant to Rule 485(b), a new post-effective amendment to the Registrant’s registration statement under the 1933 Act (the “New PEA”), which is expected to include (i) changes to PEA 80 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided January 21, 2021 to PEA 80, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 80.

SUMMARY SECTION

Fees and Expenses of the Fund

1.	Staff Comment: Please complete or update all information in the fee table and expense example that is currently in brackets or missing in the Prospectus. Please provide the completed fee table and expense example at least one week prior to the date of effectiveness.

Registrant’s Response: The Registrant confirms that it will complete all information that was bracketed or missing in the 485(a) filing. A completed fee table and expense example is attached as Exhibit A hereto.

Mr. John Grzeskiewicz

February 5, 2021

Principal Risks of the Fund

2.	Staff Comment: The principal risks of the Fund are currently listed in alphabetical order in the summary section of the Prospectus. Please consider re-ordering the Fund’s principal risks in the summary section such that the risks are ordered by importance.

Registrant’s Response: Without necessarily agreeing with the necessity of making such change, Registrant will revise the principal risks accordingly.

* * * * *

We believe that this submission fully responds to your comments. If you would like to discuss any of these responses in further detail or if you have any questions, please contact me at (720) 917-0566. Thank you.

Sincerely,

/s/ Vilma V. DeVooght
Vilma V. DeVooght
Secretary of ALPS Series Trust

cc:	JoAnn Strasser, Esq.
Thompson Hine LLP
Peter H. Schwartz, Esq.
Davis Graham & Stubbs LLP
David Rumph
Clarkston Capital Partners, LLC

Mr. John Grzeskiewicz

February 5, 2021

Exhibit A

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Founders Class
Management Fees	0.75%
Distribution and Service (12b-1) Fees	None
Other Expenses(1)	0.25%
Total Annual Fund Operating Expenses	1.00%
Fee Waiver and Expense Reimbursement(2)	(0.20)%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement	0.80%

(1)	Other Expenses have been estimated for the current fiscal year for the Founders Class.
(2)	Clarkston Capital Partners, LLC (the “Adviser”) has contractually agreed to limit the amount of the Fund’s Total Annual Fund Operating Expenses, exclusive of shareholder service fees, brokerage expenses, interest expenses, acquired fund fees and expenses, taxes and extraordinary expenses, to an annual rate of 0.80% of the Fund’s average daily net assets for the Founders Class shares. This agreement is in effect through February 28, 2022. The Adviser may not terminate this agreement prior to this date without the approval of the Fund’s Board of Trustees. The Adviser will be permitted to recover, on a class-by-class basis, expenses it has borne through the agreement described above (whether through reduction of its management fee or otherwise) only to the extent that the Fund’s expenses in later periods do not exceed the lesser of: (1) the contractual expense limit in effect at the time the Adviser waives or limits the expenses; or (2) the contractual expense limit in effect at the time the Adviser seeks to recover the expenses; provided, however, that the Fund will not be obligated to reimburse any such expenses borne by the Adviser more than three years after the date on which the fee or expense was waived or limited or assumed and paid by the Adviser, as calculated on a monthly basis.

Example

This example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example takes into consideration the agreement by the Adviser to waive fees and reimburse expenses for the contractual period only.

	1 Year	3 Years	5 Years	10 Years
Although your actual costs may be higher or lower, based on these assumptions your costs would be:	$82	$298	$533	$1,205